Exhibit 99.1

LZ Technology Holdings Limited Announces 1-for-20 Reverse Share Split

Xiamen, China, May 20, 2026 - LZ Technology Holdings Limited (Nasdaq: LZMH, the “Company”), today announced that the shareholders and the board of directors of the Company approved a one-for-twenty reverse share split of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”). Beginning May 22, 2026, the Company’s Class B Ordinary Shares will be trading on a split-adjusted basis under the same symbol “LZMH” but with a new CUSIP number, G57Y3D117, and a new par value of US$0.0005 per share.

As a result of the reverse share split, each twenty ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of shareholders who hold their shares in brokerage accounts or “street name.” Shareholders holding certificates of ordinary shares are expected to receive instructions from the Company’s transfer agent, Transhare Corporation, regarding procedures for exchanging share certificates. No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share.

The reverse share split is intended to increase the per share trading price of the Class B Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Prior to the reverse share split, the Company has 22,500,000 Class A Ordinary Shares and 157,070,000 Class B Ordinary Shares issued and outstanding. Following the reverse share split, the Company will have approximately 1,125,000 Class A Ordinary Shares and 7,853,500 Class B Ordinary Shares issued and outstanding, and the Company will have 160,000,000 authorized Class A Ordinary Shares and 3,760,000,000 authorized Class B Ordinary Shares.

About LZ Technology Holdings Limited

LZ Technology Holdings Limited is an information technology and advertising company operating through its subsidiaries in China. The Company’s business spans three key verticals: Smart Community, Out-of-Home Advertising, and Local Life. Its Smart Community services provide intelligent access control and safety management systems, installed in thousands of residential communities in China. Its Out-of-Home Advertising division offers multi-channel advertising solutions through a vast network of monitors across approximately 120 cities in China, with ad placements on access control screens, SaaS platforms, and third-party advertising spaces. The Company’s Local Life vertical connects businesses with consumers through online promotions, social media marketing, and retail sales of various products and services. LZ Technology is committed to providing high-quality services to communities and businesses.

Safe Harbor Statement

Certain statements in this release constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “forecast,” “project,” “intend,” “expect,” “plan,” “should,” “would,” and similar expressions and all statements, which are not historical facts, are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors, any of which could cause the Company to not achieve some or all of its goals or the Company’s previously reported actual results, performance (finance or operating), including those expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”), copies of which may be obtained from the SEC’s website at www.sec.gov. The Company assumes no, and hereby disclaims any, obligation to update the forward-looking statements contained in this press release, other than as required by applicable law.

For further information, please contact:

Michael Wu
Investor Relations
LZ Technology Holdings Limited
michael@lzmh.co